Exhibit 99.9

NICE Achieves the Highest and Furthest Overall Position in Gartner's Magic Quadrant for Workforce Engagement Management for Fourth Consecutive Year

NICE recognized by Gartner for its completeness of vision and ability to execute for its Workforce Engagement Portfolio

Hoboken, N.J., February 24, 2020 – NICE (Nasdaq: NICE) today announced its recognition as a Leader in Gartner’s Magic Quadrant for Workforce Engagement Management1 report for the fourth consecutive year. NICE is positioned again this year with the highest position on the 'Completeness of Vision' and furthest position on the 'Ability to Execute' axes, respectively. Issued on February 20, the report recognizes NICE as a Leader.

NICE is the only vendor to be named a Leader by Gartner across both their Magic Quadrant for Contact Center as a Service, North America report2, published in October 2019, and Magic Quadrant for Workforce Engagement Management report.

Jim Davies and Jim Robinson, Analysts and Co-authors of the report wrote, "Technology convergence and innovation continue to reshape the WEM market. Engaged employees are essential to achieve customer service ambitions and overall customer experience."

Barry Cooper, President, NICE Enterprise Group, said, “Organizations of all sizes globally are racing to meet the transformative needs of today’s digital generation. In doing so, they are looking for smart ways to deeply understand and engage their employees. With NICE, organizations can rely on the industry’s most comprehensive and unified workforce engagement suite. We think Gartner’s Magic Quadrant for Workforce Engagement Management provides an independent assessment of the market and NICE is proud to be recognized as a Leader for the fourth consecutive year, making it the only organization to be recognized as a Leader in both the Magic Quadrant for Workforce Engagement Management and Magic Quadrant for Contact Center as a Service.”

Defining a Leader
The annual Gartner Inc. report offers a comprehensive look at the WEM marketplace as well as a snapshot of the vendors in it via its Magic Quadrant, which positions companies in one of the four quadrants, one of which is the Leaders quadrant. The analyst firm states that "Leaders provide functionally broad and deep WEM solutions that can be deployed and supported globally. Their software is suitable for enterprises of all sizes and complexity, and they have broad industry coverage. Their revenue is strong and new references are readily available."1

1Source: Gartner, “Magic Quadrant for Workforce Engagement Management,” Jim Davies, Jim Robinson, 20 February 2020.
2Referred to as NICE inContact in the Magic Quadrant for Contact Center as a Service, North America.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.